

SECURITIES AND EXCHANGE COMMISSION

14030100


JAN 06 2014
WASH, D.C.
193
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2012 (MM/DD/YY) AND ENDING October 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ponder Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ponder Securities, Inc

(No. and Street)

3430 Whistling Cove (City) Swansea (State) Ill 62226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran PLLC

(Name – *if individual, state last, first, middle name*)

10 Riverside (Address) Chicago (City) Ill (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/28/14
KW 2/10/2014

OATH OR AFFIRMATION

I, John Timmermann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Porter Securities, Inc, as of October 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
ANN F WINGERTER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/12/16

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ponder Securities, Inc.

Financial Report with Supplementary Information October 31, 2013

plante moran

audit • tax • consulting

Ponder Securities, Inc.

Financial Report
with Supplementary Information
October 31, 2013

Ponder Securities, Inc.

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Ponder Securities, Inc. (the "Company") which comprise the statement of financial condition as of October 31, 2013 and the related statements of operations, changes in retained earnings, and cash flows for the year then ended, and the related notes to the financial statements, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Board of Directors
Ponder Securities, Inc.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ponder Securities, Inc. as of October 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As explained in Notes 1 and 3 to the financial statements, Ponder Securities, Inc. is the wholly owned subsidiary of Ponder & Co. and all consulting and administrative services of the Company are provided by the Parent Company.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information as indicated in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

December 20, 2013

Ponder Securities, Inc.

Statement of Financial Condition
October 31, 2013

Asset - Cash	**$**	**96,753**
Stockholder's Equity		
Common stock - No par value; authorized, issued, and outstanding - 1,000 shares	$	8,000
Retained earnings		88,753
Total stockholder's equity	**$**	**96,753**

See Notes to Financial Statements.

Ponder Securities, Inc.

Statement of Operations
Year Ended October 31, 2013

Expenses		
Regulatory fees	$	5,683
Professional fees		10,000
Total expenses		15,683
Net loss	**$**	**15,683**

See Notes to Financial Statements.

Ponder Securities, Inc.

Statement of Changes in Retained Earnings
Year Ended October 31, 2013

Balance - November 1, 2012	$	104,436
Net loss		(15,683)
Balance - October 31, 2013	**$**	**88,753**

Ponder Securities, Inc.

Statement of Cash Flows
Year Ended October 31, 2013

Cash Flows from Operating Activities - Net Loss	$	(15,683)
Cash - Beginning of year		112,436
Cash - End of year	**$**	**96,753**

See Notes to Financial Statements.

Note 1 - Industry Operations

Ponder Securities, Inc. (the "Company") is a registered securities broker-dealer company that provides investment banking and financial advisory services to not-for-profit hospitals throughout the United States of America. These services are provided in conjunction with consulting services provided by Ponder & Co. (the Parent Company), an Illinois Subchapter S Corporation, the Company's sole stockholder.

Note 2 - Summary of Significant Accounting Policies

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition - For transactions related to the Company's customer bond offerings, revenue is recognized once a bond purchase agreement has either been signed or the sale of the bonds has been completed. For interest swap or derivative financing transactions, revenue is recognized once the Company's customers and financial institutions execute the transaction. The Company did not have any transactions for the year ended October 31, 2013.

Income Taxes - The Company files a consolidated return with the Parent Company.

The Company's application of accounting principles generally accepted in the United States of America (GAAP) regarding uncertain tax positions had no effect on its financial position, as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before calendar year 2010.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Related Party Transactions

By agreement, the Company pays a fee to the Parent Company that approximates 95% of revenues received. The Parent Company pays all other expenses of the Company, which are negligible, with the exception of regulatory fees that are required to be paid directly by the Company and professional fees. No payments were paid to the Parent Company, as no revenues were recognized by the Company for the year ended October 31, 2013.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. As of October 31, 2013, the Company had net capital of $96,753, which was $91,753 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through December 20, 2013, the date the financial statements were available to be issued.

Supplementary Information

Ponder Securities, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
October 31, 2013

Total Stockholder's Equity	$	96,753
Net capital		96,753
Net Capital Requirement		5,000
Excess net capital		91,753
Aggregate Indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital		**0.00 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of October 31, 2013.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

Ponder Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3
October 31, 2013

The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

To the Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Ponder Securities, Inc. (the "Company") as of and for the year ended October 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15-c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Board of Directors
Ponder Securities, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

To the Board of Directors
Ponder Securities, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

December 20, 2013